UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 6, 2026

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

THE REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NOS. 333-278983, 333-278983-01, 333-278983-03 AND 333-278983-04), AS AMENDED, OF TOTALENERGIES SE, TOTALENERGIES CAPITAL INTERNATIONAL, TOTALENERGIES CAPITAL AND TOTALENERGIES CAPITAL USA LLC. AND THE REGISTRATION STATEMENTS ON FORM S-8 (NOS. 333-286845 AND 333-280516) OF TOTALENERGIES SE, AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TotalEnergies SE is providing on this Form 6-K proxy materials in connection with the Company’s anticipated combined shareholders’ meeting to be held on May 29, 2026, as well as a press release dated May 6, 2026, announcing the availability of preparatory documents for the meeting.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Notice of meeting: Combined Shareholders’ Meeting 2026

Exhibit 99.2	Sample “Proxy Card” for the Combined Shareholders’ Meeting

Exhibit 99.3	Notice of Availability of Proxy Materials

Exhibit 99.4	Press release entitled “Ordinary and Extraordinary Shareholders’ Meeting on May 29, 2026 Conditions of availability of the preparatory documents”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: May 6, 2026	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer